# DRYCLEAN USA®

*Clean Across America®*



# Annual Report 2003

# A Company Profile

**The Company is composed of two operating divisions:**

### *I. The DRYCLEAN USA Franchise Division*

The DRYCLEAN USA brand is one of the largest, most respected and highly recognizable names in the dry cleaning industry. DRYCLEAN USA has over 400 locations around the United States, the Caribbean, Central and South America.

The growth potential for DRYCLEAN USA is substantial. The retail dry cleaning industry in the United States is currently made up of approximately 25,000 independent stores. Conservative estimates put domestic annual retail sales between \$6 - \$7 billion. International sales are estimated to be even greater.

Remarkably, no single dry cleaning company commands even two percent of this enormous market. DRYCLEAN USA is an organization which is positioned to change that situation.

### *II. The Steiner-Atlantic Division*

Founded in 1960, it is one of the nation's leading distributors of commercial laundry, dry cleaning equipment and steam boilers. It services hotels, hospitals, cruise ships, linen laundries, independent dry cleaners, and DRYCLEAN USA franchise stores.


DRYCLEAN U.S.A

## Market for the Common Equity and Related Stockholder Matters.

The Company's Common Stock is traded on the American Stock Exchange (the "Amex") and on the Chicago Stock Exchange, each under the symbol "DCU." The following table sets forth, for the Company's Common Stock, the high and low sales prices on the Amex, as reported by Amex, for the periods reflected below.

| | High | Low |
|---|---|---|
| Fiscal 2002 | | |
| First Quarter | \$ .85 | \$ .50 |
| Second Quarter | .60 | .42 |
| Third Quarter | .99 | .50 |
| Fourth Quarter | .89 | .55 |
| Fiscal 2003 | | |
| First Quarter | \$ .65 | \$ .35 |
| Second Quarter | .62 | .31 |
| Third Quarter | .97 | .55 |
| Fourth Quarter | .79 | .57 |

As of September 16, 2003 there were approximately 494 holders of record of the Company's Common Stock.

No dividends have been paid on the Company's Common Stock during either of the last two fiscal years. However, on September 26, 2003, the Company's Board of Directors declared a dividend of \$.05 per share, payable on October 31, 2003 to holders of the Company's Common Stock of record on October 17, 2003. The Company is a party to a Loan and Security Agreement with a commercial bank, which, among other things, provides that the Company may declare or pay dividends only to the extent that the dividend payment would not reasonably likely result in a failure by the Company to maintain specified consolidated debt service or short-term debt to equity ratios.



## Contents

# President's Message



*Michael S. Steiner*
*President &*
*Chief Executive Officer*

As I reported to you at the end of fiscal 2002, the Company was prepared to take some bold steps to insure its profitability and growth.

On July 31, 2002, the Metro Tel segment of the Company was sold for cash and a note, a portion of which was prepaid during the year. The transaction is explained in more detail elsewhere in this report. The sale went smoothly and after the assets were moved out of our California facility, we were able to negotiate a termination of our California lease to our advantage. Along with lower than expected transaction costs, this resulted in a net gain after taxes of $57,659 in fiscal 2003.

Cash flows during fiscal 2003 continued to be substantially positive, enabling the Company to prepay its term loan in full in May 2003. The Company is now debt free. Should the need for cash arise, the Company still maintains a line of credit, which is renewed yearly in October.

Cash on hand and the cash to be generated by continuing operations is expected to remain strong during the coming year. Therefore, at its meeting on September 26, 2003, our Company's Board of Directors declared a $.05 per share annual dividend payable on October 31, 2003 to shareholders of record on October 17, 2003. This dividend, which is our first in many years, reflects the strong financial position of the Company and the Board's desire to disburse extra cash to its shareholders, especially in light of the favorable new tax rates.

Net earnings from continuing operations for fiscal 2003 was $546,134 or $.08 per diluted share on revenues of $14,317,448, compared to net earnings from continuing operations of $479,978 or $.07 per diluted share on revenues of $14,288,504 for fiscal 2002. Although revenues for the year were essentially flat when compared to fiscal 2002, the Company was able to increase its net earnings by keeping its costs under control, reducing its interest expense and increasing its interest income.

Fiscal 2003 was a year in which the Company was affected by a continued sluggish domestic economy. Although export sales increased by approximately 25% over fiscal 2002, they were still well below the level of sales of prior years. However, the economy has been improving of late and coupled with increasing exports, the Company expects to improve its performance in fiscal 2004, barring any events which may adversely affect our customers in the cruise and hotel businesses.

At a recent industry show in August 2003, the Company introduced its newest Multi-Jet™ dry cleaning machine. This machine, which operates on a number of environmentally safe solvents, will replace some of our older machines. The Multi-Jet™ dry cleaning machine will be manufactured in Italy and will be sold through our existing dealers and distributors, along with our environmentally friendly Green-Jet® dry wet-cleaning machine. In addition, a new smaller capacity model of Green-Jet® will be introduced this winter. This smaller capacity machine is intended for the hospitality markets and the Dry Cleaning Industry.

With our strong financial position and our new line of products, we look forward to fiscal 2004. Each of our operating segments and divisions operated profitably in fiscal 2003 and we expect that they will continue to add to the Company's improvement in fiscal 2004.

As always, we wish to acknowledge and thank not only our employees for their commitment, but also you, our stockholders, for your continuing faith in our Company.

Michael S. Steiner
President & Chief Executive Officer

# Management's Discussion and Analysis or Plan of Operation.

### General

The following discussion should be read in conjunction with the Consolidated Financial Statements and Notes thereto which appear later in this Report.

Effective July 31, 2002, the Company sold substantially all of the operating assets (principally inventory, equipment and intangible assets, including tradenames) of its Metro Tel segment to an unaffiliated third party. A provision of $555,000 for the estimated loss on the sale was established in the Company's financial statements for the year ended June 30, 2002. As discussed below, for the year ended June 30, 2003, the Company recorded a net gain of $57,659 as a result of the settlement of liabilities associated with the discontinued operation. The results of operations of the Company's Metro Tel segment are not discussed in detail below as they have been classified as discontinued operations. The following discussion relates primarily to the Company's continuing operations.

### Liquidity and Capital Resources

For the year ended June 30, 2003, cash increased by $349,784 compared to an increase of $888,445 for the year ended June 30, 2002.

In fiscal 2003, operating activities provided net cash of $787,620, compared to $1,251,708 in fiscal 2002. Net earnings from continuing operations ($546,134), together with non-cash expenses for depreciation and amortization ($114,941), a provision for bad debts ($126,210), and a decrease in deferred income taxes ($102,154) produced an aggregate of $889,439 of cash in fiscal 2003. Changes in operating assets and liabilities used cash of $101,819. The principal uses of cash during fiscal 2003 were caused by a reduction of accounts payable and accrued expenses by $577,086 as fiscal 2002 year end levels were higher than at the end of fiscal 2003 due principally to the accrual of expenses related to the sale of the Metro Tel segment toward the end of fiscal 2002 and lower inventory purchases toward the end of fiscal 2003, and as a result of a reduction in customer deposits by $204,280. These were partially offset by cash provided by reductions in the level of inventories ($341,534) due to the lower level of inventory purchases toward the end of fiscal 2003, accounts and notes receivable ($18,172) and other assets ($16,537), the collection of refundable income taxes ($225,167) and an increase in income taxes payable ($78,137). The level of inventory and accounts and notes receivable vary in the normal course of business.

Cash provided by operating activities in fiscal 2002 was $1,251,708. Continuing operations provided $1,162,701 of the net cash. In generating cash from operations, the Company's net income from continuing operations of $479,978 was supplemented by $113,102 of non-cash expenses for depreciation and amortization and partially offset by deferred taxes of $167,098. Changes in operating assets and liabilities contributed $746,144 to net cash due to a decrease of $489,989 in accounts, notes and lease receivables resulting primarily from decreased sales and an improvement in the collection of receivables and a $261,660 increase in accounts payable and accrued expenses resulting primarily from accrued expenses of the discontinued Metro Tel segment.

Discontinued operations in fiscal 2003 represents the non-cash gain on the settlement of liabilities of the Metro Tel segment discussed in "General," above, net of taxes. In fiscal 2002, these discontinued operations provided cash of $89,007.

Investment activities provided cash of $362,164 for the fiscal year ended June 30, 2003, principally as a result of $210,000 provided by the net proceeds from the sale of the Company's Metro Tel segment and $180,952 from payments received, including a $50,000 prepayment, on a note received as a portion of the sales price. Capital expenditures for equipment purchases used cash of $15,634 and $13,154 was used for patent costs. Net cash used by investing activities in fiscal 2002 was $243. Equipment purchases used $97,969 of cash and patent expenditures used cash of $16,769. These were substantially offset by $114,495 provided by the collection of a related party receivable.

In fiscal 2003, financing activities used cash of $800,000 for monthly payments on the Company's term loan ($266,667) and, on May 7, 2003, to prepay the balance of that loan ($533,333). Financing activities in fiscal 2002 used cash of $363,020 to make payments on the Company's term loan ($360,000) and for the purchase of Company common stock ($3,020).

On October 11, 2002, the Company received an extension, until October 30, 2003, of its existing $2,250,000 revolving line of credit facility. Revolving credit borrowings are limited by a borrowing base of 60% of eligible accounts receivable and 60% of certain inventories and 50% of other eligible inventories. As of June 30, 2003 the Company had no outstanding borrowings under the line of credit. The Company believes it can negotiate an extension of this, or a new line of credit facility, by October 30, 2003.

On September 26, 2003, The Company's Board of Directors declared a $.05 per share annual dividend (or an aggregate of approximately $350,000) payable on October 31, 2003 to shareholders of record on October 17, 2003.

The Company believes that its present cash position and cash it expects to generate from operations will be sufficient to meet its operational needs.

### Off-Balance Sheet Financing

The Company has no off-balance sheet financing arrangements within the meaning of item 303(c) of Regulation S-B.

### Results of Operations

Revenues from continuing operations for the fiscal year ended June, 30, 2003 increased by $28,944 (.2%) over fiscal 2002. Sales of commercial and industrial laundry and dry cleaning equipment increased by $92,179 (.7%), mostly due to increases in parts sales of 3% and boiler sales of 4.1%, which offset a 5% decrease in the sales of dry cleaning equipment. Export sales improved by 24.7% in fiscal 2003 over fiscal 2002, which offset a decline in sales to the domestic market due to the sluggish economy.

Revenues from the Company's license and franchise segment decreased by $3,985 (1.2%) with a decrease in initial license fee income offset, in part, by an increase in royalty income.

Cost of goods sold expressed as a percentage of net sales improved to 72.1% in fiscal 2003 from 72.5% in fiscal 2002, primarily due to the relative mix of products sold in each period.

Selling, general and administrative expenses decreased by $50,806 (1.3%) in fiscal 2003 from fiscal 2002 principally as a result of reductions in advertising and exhibit expenses ($53,842), commissions ($29,671), supplies and utilities ($25,479) and professional fees ($34,138), net of increased bad debts of $126,210 due principally to the economy in Latin America.

Research and development expenses increased by $12,510 (39.7%) in fiscal 2003 over fiscal 2002. The increase was due to the continuing development of the Company's Green-Jet® dry-wetcleaning™ machine and the Company's new Multi-Jet™ dry cleaning machine, the latter of which was introduced at an industry show in August 2003.

Interest income increased by $17,878 (164.8%), primarily due to interest earned on a note received by the Company as part of the consideration for the sale of the Metro Tel segment in July 2002.

Interest expense decreased by $29,393 (54.5%) as a result of lower average outstanding debt during the year and the prepayment of the balance of the loan in May 2003.

The provision for income taxes on continuing operations increased by $39,010 (13.2%) due primarily to the increase in earnings from continuing operations. The effective tax rate applicable to the Company's pre-tax income from continuing operations was 38% for both fiscal 2003 and fiscal 2002. See Note 4 to the Consolidated Financial Statements for further information concerning the provision for income taxes.

Discontinued operations provided a non-cash gain of $57,659, net of taxes, for fiscal year 2003, as a result of the settlement of estimated liabilities accrued in fiscal 2002 for the sale of the assets of the Company's Metro Tel segment to an unaffiliated third party effective July 31, 2002. Savings were realized principally in lease termination expenses and other transaction costs.

### Inflation

Inflation has not had a significant effect on the Company's operations during any of the reported periods.

### Transactions with Related Parties

The Company leases 27,000 square feet of warehouse and office space from William K. Steiner, a principal shareholder, Chairman of the Board of Directors and a director of the Company, under a lease which expires in October 2004. Annual rental under this lease is approximately $83,200. The Company believes that the terms of the lease are comparable to terms that would be obtained from an unaffiliated third party for similar property in a similar locale.

**Critical Accounting Policies**

Securities and Exchange Commission Financial Reporting Release No. 60 encourages all companies to include a discussion of critical accounting policies or methods used in the preparation of financial statements. Management believes the following critical accounting policies affect the significant judgments and estimates used in the preparation of the Company's financial statements:

**Revenue Recognition and Accounts and Notes Receivable**

Sales of products are generally recorded as they are shipped. Commissions and development fees are recorded when earned, generally when the services are performed. Individual franchise arrangements include a license and provide for payment of initial fees, as well as continuing service fees. Initial franchise fees are generally recorded upon the opening of the franchised store, which is evidenced by a certificate from the franchisee, indicating that such store has opened, and collectibility is reasonably assured. Continuing services fees represent regular contractual payments received for the use of the "Dryclean USA" marks, which are recognized as revenue when earned, generally on a straight line basis.

Accounts and trade notes receivable are customer obligations due under normal trade terms. The Company sells its products primarily to independent dryclean and laundry stores. Note receivable represents the amounts due from the sale of the telecommunications business. The Company performs continuing credit evaluations of its customers' financial condition and depending on the term of credit, the amount of the credit granted and management's past history with a customer, the Company may require the debtor to pledge the purchased equipment as collateral for the receivable. Senior management reviews accounts and notes receivable on a regular basis to determine if any such amounts will potentially be uncollectible. The Company includes any balances that are determined to be uncollectible, along with a general reserve, in its overall allowance for doubtful accounts. After all attempts to collect a receivable have failed, the receivable is written off. The Company's non-trade notes receivable are collateralized by the assets sold and are subject to personal guarantees by the principals of the debtor. All payments on such notes are current. Based on the information available to management, it believes the Company's allowance for doubtful accounts as of June 30, 2003 and 2002 is adequate. However, actual write-offs might exceed the recorded allowance.

**Franchise License Trademark and Other Intangible Assets**

The franchise license, trademark, patents and trade name are stated at cost less accumulated amortization. Those assets are amortized on a straight-line basis over the estimated future periods to be benefited (10-15 years). The patents are amortized over the shorter of the patents' useful life or legal life from the date such patents are granted. The Company reviews the recoverability of intangible assets based primarily upon an analysis of undiscounted cash flows from the intangible assets. In the event the expected future net cash flows should become less than the carrying amount of the assets, an impairment loss will be recorded in the period such determination is made based on the fair value of the related assets.

**Use of Estimates**

The preparation of financial statements requires management to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses, and related disclosure of contingent assets and liabilities. On an ongoing basis, management evaluates these estimates, including those related to allowances for doubtful accounts receivable, the carrying value of inventories and long-lived assets, the timing of revenue recognition for initial license and franchise fees from sales of franchise arrangements and continuing license and franchise service fees, as well as sales returns. Management bases these estimates on historical experience and on various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the recognition of revenues and expenses and the carrying value of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions.

**New Accounting Pronouncements**

In June 2002, the FASB issued Statement No. 146, Accounting for Costs Associated with Exit or Disposal Activities. This Statement requires the recognition of a liability for a cost associated with an exit or disposal activity when the liability is incurred versus the date the Company commits to an exit plan. In addition, this Statement states the liability should be initially measured at fair value. The Statement is effective for exit or disposal activities that are initiated after December 31, 2002. The primary effect to the Company's financial statements would be in the timing of accounting recognition of potential future exit activities. The adoption of this pronouncement did not have a material effect on the Company's financial statements.

In December 2002, the FASB issued SFAS No. 148, "Accounting for Stock-Based Compensation - Transition and Disclosure". The Statement amends the transition provisions of SFAS No. 123 for companies that choose to adopt the fair value based method of accounting for stock based employee compensation. The Statement does not amend the provisions of SFAS No. 123, which allow for entities to continue to apply the intrinsic value-based method prescribed in APB No. 25, "Accounting for Stock Issued to Employees", however, it does amend some of the disclosure requirements regardless of the method used to account for stock-based employee compensation.

During April 2003, the FASB issued SFAS No. 149 - "Amendment of Statement 133 on Derivative Instruments and Hedging Activities", effective for contracts entered into or modified after June 30, 2003, except as stated below and for hedging relationships designated after June 30, 2003. In addition, except as stated below, all provisions of this Statement should be applied prospectively. The provisions of this Statement that relate to Statement 133 Implementation Issues that have been effective for fiscal quarters that began prior to June 15, 2003, should continue to be applied in accordance with their respective effective dates. In addition, paragraphs 7(a) and 23(a), which relate to forward purchases or sales of then-issued securities or other securities that do not yet exist, should be applied to both existing contracts and new contracts entered into after June 30, 2003. The Company does not participate in such transactions, however, it is evaluating the effect of this new pronouncement, if any, and will adopt FASB 149 prospectively as proscribed.

During May 2003, the FASB issued SFAS 150 - "Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity", effective for financial instruments entered into or modified after May 31, 2003, and otherwise effective at the beginning of the first interim period beginning after June 15, 2003. This Statement establishes standards for how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity. It requires that an issuer classify a freestanding financial instrument that is within its scope as a liability (or an asset in some circumstances). Many of those instruments were previously classified as equity or in a separate category between debt and equity in a balance sheet. Some of the provisions of this Statement are consistent with the current definition of liabilities in FASB Concepts Statement No. 6, "Elements of Financial Statements". The Company does not participate in such transactions however, is evaluating the effect of this new pronouncement, if any, and will adopt FASB 150 within the proscribed time.

In November 2002, the FASB issued Interpretation No. 45, Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness to Others, an interpretation of FASB Statements No. 5, 57, and 107 and a rescission of FASB Interpretation No. 34. This Interpretation elaborates on the disclosures to be made by a guarantor in its interim and annul financial statements about its obligations under guarantees issued. The Interpretation also clarifies that a guarantor is required to recognize, at inception of a guarantee, a liability for the fair value of the obligation undertaken. The initial recognition and measurement provisions of the Interpretation are applicable to guarantees issued or modified after December 31, 2002 and did not have a material effect on the Company's financial statements.

In January 2003, the FASB issued FASB Interpretation No. 46 (" FIN 46"), "Consolidation of Variable Interest Entities." FIN 46 clarifies the application of Accounting Research Bulletin No. 51, "Consolidated Financial Statements," to certain entities in which equity investors do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties. FIN 46 applies immediately to variable interest entities ("VIE's") created after January 31, 2003, and to VIE's in which an enterprise obtains an interest after that date. It applies in the first fiscal year or interim period beginning after June 15, 2003, to VIE's in which an enterprise holds a variable interest that it acquired before February 1, 2003. FIN 46 applies to public enterprises as of the beginning of the applicable interim or annual period. The Company is evaluating the effects, if any, the adoption of FIN 46 may have on the Company's consolidated financial position, liquidity, or results of operations.

*DRYCLEAN USA, Inc. and Subsidiaries*

# Consolidated Balance Sheets

| June 30, | | 2003 | | 2002 |
|---|---|---|---|---|
| **Assets** (Note 5) | | | | |
| **Current assets** | | | | |
| Cash and cash equivalents | $ | 1,614,141 | $ | 1,264,357 |
| Accounts and trade notes receivable, net of allowance for doubtful accounts of $205,000 and $130,000, respectively | | 1,382,386 | | 1,542,691 |
| Lease receivables (Note 2) | | 53,894 | | 37,290 |
| Inventories | | 2,576,938 | | 2,918,472 |
| Refundable income taxes | | - | | 225,167 |
| Deferred income taxes (Note 4) | | 118,525 | | 240,351 |
| Current assets of discontinued operations (Note 12) | | - | | 745,000 |
| Note receivable-current (Note 12) | | 157,143 | | |
| Other current assets | | 169,094 | | 185,631 |
| Total current assets | | 6,072,121 | | 7,158,959 |
| **Lease receivables** - due after one year (Note 2) | | - | | 681 |
| **Note receivable, less current portion (Note 12)** | | 211,905 | | - |
| **Equipment and improvements**, net (Note 3) | | 233,767 | | 274,124 |
| **Franchise, trademarks and other intangible assets,** net (Note 1) | | 409,308 | | 455,104 |
| **Deferred income taxes** (Note 4) | | 28,541 | | 8,869 |
| **Non-current assets of discontinued operations (Note 12)** | | - | | 15,000 |
| | $ | 6,955,642 | $ | 7,912,737 |
| **Liabilities and Shareholders' Equity** | | | | |
| **Current liabilities** | | | | |
| Accounts payable and accrued expenses | $ | 1,066,860 | $ | 1,736,393 |
| Income taxes payable | $ | 112,925 | $ | - |
| Customer deposits and other | | 335,206 | | 539,486 |
| Current portion of term loan (Note 5) | | - | | 320,000 |
| Total current liabilities | | 1,514,991 | | 2,595,879 |
| **Term loan**, less current portion (Note 5) | | - | | 480,000 |
| Total liabilities | | 1,514,991 | | 3,075,879 |
| **Commitments and contingencies** (Notes 6, 8 and 9) | | | | |
| **Shareholders' equity** (Note 11) | | | | |
| Common stock, $0.025 par value: Authorized shares – 15,000,000; 7,027,500 shares issued and outstanding, including shares held in treasury | | 175,688 | | 175,688 |
| Additional paid-in capital | | 2,048,570 | | 2,048,570 |
| Retained earnings | | 3,219,413 | | 2,615,620 |
| Treasury stock, 31,050 shares at cost | | (3,020) | | (3,020) |
| Total shareholders' equity | | 5,440,651 | | 4,836,858 |
| | $ | 6,955,642 | $ | 7,912,737 |

*See accompanying summary of accounting policies and notes to consolidated financial statements.*

# Consolidated Statements of Operations

| *Year ended June 30,* | 2003 | 2002 |
|---|---|---|
| **Revenues:** | | |
| Net sales | $ 13,413,145 | $ 13,330,158 |
| Development fees, franchise and license fees, commissions and other | 904,303 | 958,346 |
| Total | 14,317,448 | 14,288,504 |
| Cost of sales | 9,676,975 | 9,667,630 |
| Selling, general and administrative expenses (Notes 8 and 9) | 3,720,404 | 3,771,210 |
| Research and development expenses | 44,009 | 31,499 |
| Total | 13,441,388 | 13,470,339 |
| **Operating Income** | 876,060 | 818,165 |
| **Other income (expense):** | | |
| Interest income | 28,725 | 10,847 |
| Interest expense | (24,562) | (53,955) |
| Earnings from continuing operations before income taxes | 880,223 | 775,057 |
| Provision for income taxes (Note 4) | 334,089 | 295,079 |
| **Earnings from continuing operations** | 546,134 | 479,978 |
| Loss from discontinued operations, net of income tax benefit of $0 and $127,787, respectively (Note 12) | - | (204,992) |
| Estimated gain (loss) on disposal of discontinued operations, net of income tax expense (benefit) of ($34,788) and $347,358, respectively (Note 12) | 57,659 | (554,996) |
| Income (loss) from discontinued operations | 57,659 | (759,988) |
| **Net earnings (loss)** | $ 603,793 | $ (280,010) |
| Earnings per share from continuing operations, basic | $ .08 | $ .07 |
| Earnings (loss) per share from discontinued operations, net of taxes, basic | .01 | (.11) |
| Net earnings (loss) per share, basic (Note 10) | $ .09 | $ (.04) |
| Earnings per share from continuing operations, diluted | $ .08 | $ .07 |
| Earnings (loss) per share from discontinued operations, net of taxes, diluted | .01 | (.11) |
| Net earnings (loss) per share, diluted (Note 10) | $ .09 | $ (.04) |
| Weighted average number of shares of common stock outstanding: | | |
| Basic | 6,996,450 | 6,996,813 |
| Diluted | 6,996,450 | 6,997,342 |

# Consolidated Statements of Shareholders' Equity

| | *Common Stock* | | *Additional Paid-in* | *Treasury Stock* | | *Retained* | |
|---|---|---|---|---|---|---|---|
| | *Shares* | *Amount* | *Capital* | *Shares* | *Cost* | *Earnings* | *Total* |
| Balance at July 1, 2001 | 7,027,500 | $ 175,688 | $ 2,048,570 | 26,250 | $ - | $ 2,895,630 | $ 5,119,888 |
| Treasury stock repurchases | - | - | - | 4,800 | (3,020) | - | (3,020) |
| Net loss | - | - | - | - | - | (280,010) | (280,010) |
| Balance at June 30, 2002 | 7,027,500 | 175,688 | 2,048,570 | 31,050 | (3,020) | 2,615,620 | 4,836,858 |
| Net earnings | - | - | - | - | - | 603,793 | 603,793 |
| Balance at June 30, 2003 | 7,027,500 | $ 175,688 | $ 2,048,570 | 31,050 | $ (3,020) | $ 3,219,413 | $ 5,440,651 |

*See accompanying summary of accounting policies and notes to consolidated financial statements.*

*DRYCLEAN USA, Inc. and Subsidiaries*

# Consolidated Statements of Cash Flows

| *Year ended June 30,* | 2003 | 2002 |
|---|---|---|
| **Operating activities:** | | |
| Net income from continuing operations | $ 546,134 | $ 479,978 |
| Adjustments to reconcile net income to net cash provided by operating activities: | | |
| Depreciation and amortization | 114,941 | 113,102 |
| Bad debt (recovery) expense | 126,210 | (9,425) |
| Provision for deferred income taxes | 102,154 | (167,098) |
| (Increase) decrease in operating assets: | | |
| Accounts, notes and lease receivables | 18,172 | 498,989 |
| Inventories | 341,534 | (311) |
| Refundable income taxes | 225,167 | 32,196 |
| Other current assets | 16,537 | (12,578) |
| Increase (decrease) in operating liabilities: | | |
| Accounts payable and accrued expenses | (577,086) | 261,660 |
| Income taxes payable | 78,137 | - |
| Customer deposits and other | (204,280) | (33,812) |
| Net cash provided by continuing operations | 787,620 | 1,162,701 |
| Net income (loss) from discontinued operations | 57,659 | (759,988) |
| Adjustments: | | |
| Estimated (gain) loss on disposal of assets | (92,447) | 902,354 |
| Decrease (increase) in net operating assets | 34,788 | (53,359) |
| Net cash provided by discontinued operations | - | 89,007 |
| Cash provided by operating activities | 787,620 | 1,251,708 |
| **Investing activities:** | | |
| Net proceeds upon disposal of business | 210,000 | - |
| Payments received on note receivable | 180,952 | - |
| Capital expenditures | (15,634) | (97,969) |
| Collection of related party receivable | - | 114,495 |
| Patent expenditures | (13,154) | (16,769) |
| Net cash provided by (used) in investing activities | 362,164 | (243) |
| **Financing activities:** | | |
| Payments on term loan | (800,000) | (360,000) |
| Acquisition of treasury stock | - | (3,020) |
| Net cash used in financing activities | (800,000) | (363,020) |
| Net increase in cash and cash equivalents | 349,784 | 888,445 |
| Cash and cash equivalents at beginning of year | 1,264,357 | 375,912 |
| Cash and cash equivalents at end of year | $ 1,614,141 | $ 1,264,357 |
| Supplemental Information: | | |
| Cash paid for: | | |
| Interest | $ 24,562 | $ 53,955 |
| Income taxes | 24,000 | 171,000 |

*See accompanying summary of accounting policies and notes to consolidated financial statements.*

# Summary of Accounting Policies

### Nature of Business

DRYCLEAN USA, Inc. and subsidiaries (collectively, the "Company") sell commercial and industrial laundry and dry cleaning equipment, boilers and replacement parts; sell individual and area franchises under the DRYCLEAN USA name; and act as a business broker in connection with the purchase and sale of retail dry cleaning stores and coin laundries.

The Company primarily sells to customers located in the United States, the Caribbean and Latin America.

### Principles of Consolidation

The accompanying consolidated financial statements include the accounts of DRYCLEAN USA, Inc. and its wholly-owned subsidiaries. Intercompany transactions and balances have been eliminated in consolidation.

### Revenue Recognition

Sales of products are generally recorded as they are shipped. Shipping, delivering and handling fee income of approximately $118,000 and $121,000 for the years ended June 30, 2003 and 2002, respectively, are included as other revenues in the consolidated financial statements. Shipping, delivering and handling costs are included in cost of sales. Commissions and development fees are recorded when earned. Individual franchise arrangements include a license and provide for the payment of initial fees, as well as continuing royalty fees. Initial franchise fees are generally recorded upon the opening of the franchise store. Continuing royalty fees are recorded when earned.

### Accounts and Notes Receivable

Accounts and trade notes receivable are customer obligations due under normal trade terms. The Company sells its products primarily to independent dryclean and laundry stores. Note receivable represents the amounts due from the sale of the telecommunications segment. The Company performs continuing credit evaluations of its customers' financial condition and depending on the terms of credit, the amount of the credit granted and management's history with a customer, the Company may require the customer to pledge the purchased equipment as collateral for the receivable. Senior management reviews accounts and notes receivable on a regular basis to determine if any such amounts will potentially be uncollectible. The Company includes any balances that are determined to be uncollectible, along with a general reserve, in its overall allowance for doubtful accounts. After all attempts to collect a receivable have failed, the receivable is written off. The Company's non-trade note receivable is collateralized by the assets sold and are subject to personal guarantees by the principals of the debtor. All payments on such notes are current. Based on the information available, management believes the Company's allowance for doubtful accounts as of June 30, 2003 and 2002 is adequate. However, actual write-offs might exceed the recorded allowance.

### Inventories

Inventories consist principally of finished goods and are valued at the lower of cost or market determined on the first-in first-out method.

### Equipment, Improvements and Depreciation

Property and equipment are stated at cost. Depreciation and amortization are calculated on accelerated and straight-line methods over lives of five to seven years for furniture and equipment and the life of the lease for leasehold improvements for both financial reporting and income tax purposes, except that leasehold improvements are amortized over 31 years for income tax purposes.

### Asset Impairments

The Company accounts for long-lived assets in accordance with the provisions of the Financial Accounting Standards Board ("FASB") Statement of Financial Accounting Standard ("SFAS") No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets". This statement requires that long-lived assets and certain identifiable intangibles be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to future net cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. Assets to be disposed of are reported at the lower of the carrying amount or fair value less estimated costs to sell.

### Income Taxes

The Company utilizes the asset and liability method wherein deferred taxes are recognized for differences between consolidated financial statement and income tax bases of assets and liabilities.

### Cash Equivalents

Cash equivalents include all highly liquid investments with original maturities of three months or less.

### Estimates

The preparation of consolidated financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

### Stock Based Compensation

SFAS No. 123, Accounting for Stock-Based Compensation, requires the Company to provide pro forma information regarding net income (loss) and net income (loss) per share as if compensation cost for the Company's stock options had been determined in accordance with the fair value based method prescribed in SFAS No. 123. The Company estimates the fair value of each stock option at the grant date by using the Black-Scholes option-pricing model with the following weighted-average assumptions used for grants in fiscal year 2002: no dividend yield; expected volatility of 95%; risk-free interest rates of approximately 4.2%, and expected lives of 5 years. No options were granted in fiscal year 2003. Based on these assumptions, under the accounting provisions of SFAS No. 123, the Company's net income (loss) and net income (loss) per common share would have been as follows:

| *Year ended June 30,* | | 2003 | 2002 |
|---|---|---|---|
| Earnings from continuing operations, as reported | | $546,134 | $479,978 |
| Less: Total stock-based employee compensation expense determined under fair value based method for all awards | | (14,377) | (25,624) |
| Pro forma earnings from continuing operations | | $531,757 | $454,354 |
| Net income (loss), as reported | | $603,793 | $(280,010) |
| Less: Total stock-based employee compensation expense determined under fair value based method for all awards | | (14,377) | (25,624) |
| Pro forma net income (loss) | | $589,416 | $(305,634) |
| Earnings per common share from continuing operations: | | | |
| Basic | As reported | $ .08 | $ .07 |
| | Pro forma | .08 | .06 |
| Diluted | As reported | .08 | .07 |
| | Pro forma | .08 | .06 |

# Summary of Accounting Policies

Net income (loss) per common share:

| | | | |
|---|---|---|---|
| Basic | As reported | $ .09 | $ (.04) |
| | Pro forma | .08 | (.04) |
| Diluted | As reported | .09 | (.04) |
| | Pro forma | .08 | (.04) |

### Earnings Per Share

Basic earnings per share are computed on the basis of the weighted average number of common shares outstanding during each year. Diluted earnings per share are computed on the basis of the weighted average number of common shares and dilutive securities outstanding during each year. Securities having an anti-dilutive effect on earnings per share are excluded from the calculations.

### Advertising Costs

The Company expenses the cost of advertising as of the first date the advertisement is run. The Company expensed approximately $179,000 and $218,000 of advertising costs for the years ended June 30, 2003 and 2002, respectively.

### Fair Value of Financial Instruments

The Company's financial instruments consist principally of cash and cash equivalents, accounts receivable, lease receivables, notes receivable, accounts payable and accrued expenses and debt. Due to their relatively short-term nature or variable rates, the carrying amounts of such financial instruments, as reflected in the accompanying consolidated balance sheets, approximate their estimated fair value. Their estimated fair value is not necessarily indicative of the amounts the Company could realize in a current market exchange or of future earnings or cash flows.

### Franchise License, Trademark and Other Intangible Assets

Franchise license, trademark, and other intangible assets are stated at cost less accumulated amortization. These assets are amortized on a straight-line basis over the estimated future periods to be benefited (10-15 years). Patents are amortized over the shorter of the patents' useful life or legal life from the date such patents are granted. The Company reviews the recoverability of intangible assets based primarily upon an analysis of undiscounted cash flows expected to be generated from the acquired assets. In the event the expected future net cash flows should become less than the carrying amount of the assets, an impairment loss will be recorded in the period such determination is made based on the fair value of the related assets.

### New Accounting Pronouncements

In June 2002, the FASB issued Statement No. 146, Accounting for Costs Associated with Exit or Disposal Activities. This Statement requires the recognition of a liability for a cost associated with an exit or disposal activity when the liability is incurred versus the date the Company commits to an exit plan. In addition, this Statement states the liability should be initially measured at fair value. The Statement is effective for exit or disposal activities that are initiated after December 31, 2002. The primary effect to the Company's financial statements would be in the timing of accounting recognition of potential future exit activities. The adoption of this pronouncement did not have a material effect on the Company's financial statements.

In December 2002, the FASB issued SFAS No. 148, "Accounting for Stock-Based Compensation - Transition and Disclosure". The Statement amends the transition provisions of SFAS No. 123 for companies that choose to adopt the fair value based method of accounting for stock based employee compensation. The Statement does not amend the provisions of SFAS No. 123, which allow for entities to continue to apply the intrinsic value-based method prescribed in APB No. 25, "Accounting for Stock Issued to Employees", however, it does amend some of the disclosure requirements regardless of the method used to account for stock-based employee compensation.

During April 2003, the FASB issued SFAS No. 149 - "Amendment of Statement 133 on Derivative Instruments and Hedging Activities", effective for contracts entered into or modified after June 30, 2003, except as stated below and for hedging relationships designated after June 30, 2003. In addition, except as stated below, all provisions of this Statement should be applied prospectively. The provisions of this Statement that relate to Statement 133 Implementation Issues that have been effective for fiscal quarters that began prior to June 15, 2003, should continue to be applied in accordance with their respective effective dates. In addition, paragraphs 7(a) and 23(a), which relate to forward purchases or sales of then-issued securities or other securities that do not yet exist, should be applied to both existing contracts and new contracts entered into after June 30, 2003. The Company does not participate in such transactions, however, it is evaluating the effect of this new pronouncement, if any, and will adopt FASB 149 prospectively as proscribed.

During May 2003, the FASB issued SFAS 150 - "Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity", effective for financial instruments entered into or modified after May 31, 2003, and otherwise effective at the beginning of the first interim period beginning after June 15, 2003. This Statement establishes standards for how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity. It requires that an issuer classify a freestanding financial instrument that is within its scope as a liability (or an asset in some circumstances). Many of those instruments were previously classified as equity or in a separate category between debt and equity in a balance sheet. Some of the provisions of this Statement are consistent with the current definition of liabilities in FASB Concepts Statement No. 6, "Elements of Financial Statements". The Company does not participate in such transactions however, is evaluating the effect of this new pronouncement, if any, and will adopt FASB 150 within the proscribed time.

In November 2002, the FASB issued Interpretation No. 45, Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness to Others, an interpretation of FASB Statements No. 5, 57, and 107 and a rescission of FASB Interpretation No. 34. This Interpretation elaborates on the disclosures to be made by a guarantor in its interim and annul financial statements about its obligations under guarantees issued. The Interpretation also clarifies that a guarantor is required to recognize, at inception of a guarantee, a liability for the fair value of the obligation undertaken. The initial recognition and measurement provisions of the Interpretation are applicable to guarantees issued or modified after December 31, 2002 and did not have a material effect on the Company's financial statements.

In January 2003, the FASB issued FASB Interpretation No. 46 (" FIN 46"), "Consolidation of Variable Interest Entities." FIN 46 clarifies the application of Accounting Research Bulletin No. 51, "Consolidated Financial Statements," to certain entities in which equity investors do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties. FIN 46 applies immediately to variable interest entities ("VIE's") created after January 31, 2003, and to VIE's in which an enterprise obtains an interest after that date. It applies in the first fiscal year or interim period beginning after June 15, 2003, to VIE's in which an enterprise holds a variable interest that it acquired before February 1, 2003. FIN 46 applies to public enterprises as of the beginning of the applicable interim or annual period. The Company is evaluating the effects, if any, the adoption of FIN 46 may have on the Company's consolidated financial position, liquidity, or results of operations.

# Notes to Consolidated Financial Statements

### 1. Intangible Assets

Franchise, trademark and other intangible assets consist of the following:

| | Estimated Useful Lives (in years) | June 30, 2003 | June 30, 2002 |
|---|---|---|---|
| Franchise license agreements | 10 | $529,500 | $529,500 |
| Trademark, patent and trade name | 10-15 | 105,944 | 93,910 |
| | | 635,444 | 623,410 |
| Less accumulated amortization | | (226,136) | (168,306) |
| | | $409,308 | $455,104 |

### 2. Lease Receivables

Lease receivables result from customer leases of equipment under arrangements which qualify as sales-type leases. At June 30, 2003 and 2002, future lease payments, net of deferred interest ($3,212 and $4,685 at June 30, 2003 and 2002), due under these leases amounted to $53,894 and $37,971, respectively.

### 3. Equipment and Improvements

Major classes of equipment and improvements consist of the following:

| *June 30,* | 2003 | 2002 |
|---|---|---|
| Furniture and equipment | $ 670,262 | $ 646,501 |
| Leasehold improvements | 322,514 | 330,877 |
| Total | 992,776 | 977,378 |
| Less accumulated depreciation and amortization | (759,009) | (703,254) |
| | $ 233,767 | $ 274,124 |

Depreciation and amortization of equipment and improvements amounted to $55,991 and $55,723 for the years ended June 30, 2003 and 2002, respectively.

### 4. Income Taxes

Income taxes (benefit) included in the consolidated statements of operations is as follows:

| *Year ended June 30,* | 2003 | 2002 |
|---|---|---|
| Continuing operations | $ 334,089 | $ 295,079 |
| Discontinued operations | - | (127,787) |
| Income (loss) on sale of discontinued operations | 34,788 | (347,358) |
| | $ 368,877 | $ (180,066) |

The following are the components of income taxes (benefit):

| *Year ended June 30,* | 2003 | 2002 |
|---|---|---|
| Current | | |
| Federal | 227,828 | (11,721) |
| State | 38,895 | (1,247) |
| | 266,723 | (12,968) |
| Deferred | | |
| Federal | 87,134 | (150,979) |
| State | 15,020 | (16,119) |
| | 102,154 | (167,098) |
| Total | $ 368,877 | $ (180,066) |

The reconciliation of income tax expense computed at the Federal statutory tax rate of 34% to income taxes (benefit) is as follows:

| *Year ended June 30,* | 2003 | 2002 |
|---|---|---|
| Tax at the statutory rate | $ 330,708 | $ (166,317) |
| State income taxes, net of federal benefit | 35,584 | (11,462) |
| Other | 2,585 | (2,287) |
| Total | $ 368,877 | $ (180,066) |

Deferred income taxes reflect the net tax effect of temporary differences between the bases of assets and liabilities for financial reporting purposes and the bases used for income tax purposes. Significant components of the Company's current and noncurrent deferred tax assets and liabilities are as follows:

| *Year ended June 30,* | 2003 | 2002 |
|---|---|---|
| Current deferred tax asset (liability): | | |
| Allowance for doubtful accounts: | $ 77,142 | $ 48,919 |
| Inventory capitalization | 47,454 | 65,318 |
| Loss on sale of assets | 753 | 133,929 |
| Other | (6,824) | (7,815) |
| | 118,525 | 240,351 |
| Noncurrent deferred tax asset (liability): | | |
| Depreciation | (5,075) | (18,680) |
| Amortization | 33,616 | 27,549 |
| | 28,541 | 8,869 |
| Total net deferred income taxes | $ 147,066 | $ 249,220 |

### 5. Credit Agreement and Term Loan

In December 2001, the Company entered into a bank loan agreement with a facility consisting of a term loan of $960,000 and a revolving credit facility of $2,250,000, including a $1,000,000 letter of credit subfacility and $250,000 foreign exchange subfacility. Revolving credit borrowings are limited by a borrowing base of 60% of eligible accounts receivable and 60% of certain, and 50% of other, eligible inventories. Borrowings under the term loan facility and revolving credit facility bear interest at 2.65% and 2.50% per annum, respectively, above the Adjusted LIBOR Market Index Rate, are guaranteed by all of the Company's subsidiaries and are collateralized by substantially all of the Company's and its subsidiaries' assets. At June 30, 2002, the Company owed $800,000, under the term loan. In May 2003, the Company pre-paid the then outstanding balance ($533,333) of its term loan and no amounts are outstanding at June 30, 2003. The revolving credit facility matures October 30, 2003. At June 30, 2003 and 2002, there were no outstanding borrowings under the line of credit. The loan agreement requires maintenance of certain earnings based and other financial ratios and contains other restrictive covenants. The loan agreement also contains limitations on the extent to which the Company and its subsidiaries may incur additional indebtedness, pay dividends, guarantee indebtedness of others, grant liens, sell assets and make investments.

### 6. Related Party Transactions

At June 30, 2001, $114,495, net of $100,000 allowance for doubtful accounts, was due the Company from an entity controlled by one of the principal shareholders of the Company. During the year ended June 30, 2002, the full $114,495 was collected.

# Notes to Consolidated Financial Statements

The Company leases warehouse and office space from a principal shareholder of the Company under an operating lease which expires in October 2004. Annual rental commitments under this lease approximate $83,200. The lease is renewable for a ten-year term at an amount to be agreed upon by the parties.

### 7. Concentrations of Credit Risk

The Company places its excess cash in overnight deposits with a large national bank. Concentration of credit risk with respect to trade and lease receivables is limited due to a large customer base. Trade and lease receivables are generally collateralized with equipment sold. The note receivable is collateralized by the assets sold and subject to personal guarantees by the principals of the debtor.

From time to time, the Company purchases inventory from manufacturers in Europe, as a result, the Company is exposed to foreign currency risk in Europe. To mitigate such risk, the Company may enter into foreign exchange forward contracts to reduce its risk to foreign exchange losses associated with commitments to purchase equipment denominated in Euros. The Company does not designate such contracts as hedges and accordingly, all changes in fair value associated with its forward contracts are recorded in cost of sales. At June 30, 2003 and 2002, the Company had no outstanding commitments to purchase foreign currency.

### 8. Commitments

In addition to the warehouse and office space leased from a principal shareholder (see Note 6), the Company leases two additional office and warehouse spaces under operating leases expiring in March 2004 and December 2005. As of June 30, 2003, the Company is also obligated under five leases for future dry cleaning stores that aggregate $144,000 to $149,000 in annual base rent per year for the next five years. The Company anticipates assigning such leases to dry cleaning franchisees or other customers when the leased facilities are available for occupancy.

Minimum future rental commitments for leases in effect at June 30, 2003 approximates the following:

| *Years ending June 30,* | |
|---|---|
| 2004 | $ 283,000 |
| 2005 | 208,000 |
| 2006 | 164,000 |
| 2007 | 148,000 |
| 2008 | 149,000 |

Rent expense aggregated $153,841 and $151,196 for the years ended June 2003 and 2002, respectively.

As of June 30, 2003 the Company had an outstanding letter of credit to an Italian manufacturer in the amount of $134,400, due July 25, 2003 for the purchase of inventory. The commitment was honored on schedule.

The Company, through its manufacturers, provides parts warranties for products sold. These warranties are the responsibility of the manufacturer, as such, warranty related expenses are insignificant to the consolidated financial statements.

### 9. Deferred Compensation Plan

The Company has a participatory deferred compensation plan wherein it matches employee contributions up to 1% of an eligible employee's yearly compensation. Employees are eligible to participate in the plan after three months of service. The Company contributed approximately $10,000 to the Plan in each of 2003 and 2002. The plan is tax deferred under Section 401(k) of the Internal Revenue Code.

### 10. Earnings Per Share

The following reconciles the components of the earnings per share computation:

| *Year ended June 30,* | | | 2003 |
|---|---|---|---|
| | ***Income (Numerator)*** | ***Shares (Denominator)*** | ***Per Share Amount*** |
| **Earnings from continuing operations** | | | |
| | $ 546,134 | 6,996,450 | $ .08 |
| **Effect of dilutive securities:** | | | |
| Stock options | - | - | - |
| **Net earnings plus assumed dilution** | | | |
| | $ 546,134 | 6,996,450 | $ .08 |

| *Year ended June 30,* | | | 2002 |
|---|---|---|---|
| | ***Income (Numerator)*** | ***Shares (Denominator)*** | ***Per Share Amount*** |
| Earnings from continuing operations | | | |
| | $ 479,978 | 6,996,813 | $ .07 |
| Effect of dilutive securities: | | | |
| Stock options | - | 529 | - |
| Net earnings plus assumed dilution | | | |
| | $ 479,978 | 6,997,342 | $ .07 |

There were outstanding stock options to purchase 439,000 and 497,750, shares of the Company's common stock outstanding at June 30, 2003 and 2002, respectively, that were excluded in the computation of earnings per share for such years because the exercise prices of the options were at least the average market price of the Company's common stock for that year.

### 11. Stock Options

The Company has stock option plans that authorize the grant of options to purchase up to 500,000 shares (until May 2010) of the Company's common stock to employees and consultants and options to purchase 100,000 shares (until August 2004) of the Company's common stock to directors of the Company.

The Company applies APB Opinion No. 25, "Accounting for Stock Issued to Employees," and related interpretations in accounting for stock options to employees and directors. Under APB Opinion No. 25, because the exercise price of the stock options equals or exceeds the market price of the underlying stock on the date of grant, no compensation cost has been recognized. No options have been granted to consultants.

Pursuant to the plans, the Company may grant incentive stock options and nonqualified stock options. All options under the director plan are nonqualified stock options. Options may have a maximum term of 10 years, are not transferable and must be granted at an exercise price of at least 100% of the market value of the common stock on the date of grant. Incentive stock options granted to an individual owning more than 10% of the total combined voting power of all classes of stock issued by the Company must have an exercise price of at least 110% of the fair market value of the shares issuable on the date of the grant and may not have a term of more than five years. Incentive stock options granted under the employee plan are subject to the limitation that the aggregate fair market value (determined as of the date of grant) of those options which may first become exercisable in any calendar year cannot exceed $100,000. Generally, options terminate three months following termination of service (except generally one year in the case of termination of service by reason of death or disability).

The Company also has options outstanding under a stock option plan that expired as to the grant of new options in September 2001.

Generally, options granted to date have been exercisable, on a cumulative basis, as to one-fourth of the shares covered thereby on the first anniversary of grant and one-fourth on the next three anniversaries of grant. However, in fiscal 2002, the Company granted 25,000 options to two employees, exercisable upon issuance through 2007 at a price of $.56 per share. There were no stock options granted in fiscal 2003. Options granted under the plans terminate upon a merger in which the Company is not the surviving corporation, or in certain events in which Shareholders before the transaction cease to own at least 50% of the combined voting power in the elections of directors of the surviving corporation, the sale of substantially, all of the Company's assets or the liquidation or dissolution of the Company, unless other provision is made by the board of directors.

A summary of options under the Company's stock option plans as of June 30, 2003, and changes during the year then ended is presented below:

| | **Shares** | | **Weighted Average Exercise Price** |
|---|---|---|---|
| Outstanding at beginning of year | **522,750** | $ | 1.04 |
| Granted | **-** | | - |
| Expired | **(83,750)** | | 1.05 |
| Outstanding at end of year | **439,000** | $ | 1.02 |
| Options exercisable at year-end | **436,500** | $ | 1.02 |

A summary of options under the Company's stock option plans as of June 30, 2002, and changes during the year then ended is presented below:

| | **Shares** | | **Weighted Average Exercise Price** |
|---|---|---|---|
| Outstanding at beginning of year | **594,750** | $ | 1.09 |
| Granted | 25,000 | | .56 |
| Expired | (97,000) | | 1.22 |
| Outstanding at end of year | 522,750 | $ | 1.04 |
| Options exercisable at year-end | 400,812 | $ | 1.03 |
| Weighted average fair value options granted during the year $ | .45 | | |

The following table summarizes information about stock option plan and non-plan options outstanding at June 30, 2003:

| *Range of Exercise Prices* | *Number Outstanding at 6/30/03* | *Weighted Average Remaining Contractual Life* | *Weighted Average Exercise Price* | *Number Exercisable at 6/30/03* | *Weighted Average Exercise Price* |
|---|---|---|---|---|---|
| $ .91-1.00 | $419,000 | .33 years | $ 1.00 | 419,000 | $ 1.00 |
| $ 2.00 | $ 20,000 | 1.5 years | $ 2.00 | 17,500 | $ 2.00 |

## 12. Discontinued Operations

In May 2002, the Company initiated a plan to sell substantially all of the operating assets (principally inventory, equipment and intangible assets) of its Metro-Tel segment, which was engaged in the manufacture and sale of telephone test equipment.

The sale, to an unaffiliated purchaser, closed July 31, 2002. The purchase price was $800,000 less $40,000 in estimated transactions costs, consisting of $250,000 in cash and a $550,000 promissory note, bearing interest at prime + 1%, (5% at June 30, 2003) and payable monthly over 42 months commencing October 1, 2002. The promissory note is guaranteed by certain companies affiliated with the purchaser and the purchaser's and the affiliates' principal shareholders and is collateralized by the operating assets of the purchaser and the affiliated companies. The Company has agreed to subordinate payment of the promissory note, obligations of the affiliated companies of the purchaser under their guarantees and the collateral granted by the purchaser and the affiliated companies to the obligation of the purchaser and the affiliated companies to two bank lenders. The purchaser prepaid $50,000 of the note in 2003. As of June 30, 2003, there was $369,048 due the Company under this note. Principal payments on this note are scheduled to be collected as follows:

| *Years ending June 30,* | |
|---|---|
| 2004 | $ 157,143 |
| 2005 | 157,143 |
| 2006 | 54,762 |
| | 369,048 |

The Company retained all of the segment's accounts receivable, cash and liabilities existing at the time of closing and agreed to a three-year covenant not to compete with the purchaser.

In connection with the sale, the Company accrued costs, including estimated lease termination costs, aggregating approximately $184,000 at June 30, 2002. Additionally, the Company recorded a provision of $718,000 to reduce the carrying value of assets sold to their estimated net realizable value at June 30, 2002. The estimated loss on sale of the discontinued operation, net of income tax benefit, recorded as of June 30, 2002 was $555,000.

During the year ended June 30, 2003 the Company settled certain of these estimated costs, including lease termination fees and professional fees for amounts less than previously estimated. Accordingly, the Company recognized a gain on disposal of approximately $58,000, net of taxes in fiscal 2003.

Net assets and operating results for the discontinued operations are approximately as follows:

# Notes to Consolidated Financial Statements

| June 30, | 2003 | 2002 |
|---|---|---|
| Inventory | $ - | $ 745,000 |
| Property and equipment, net | - | 10,000 |
| Intangible asset, net | - | 5,000 |
| Net assets of discontinued operations | $ - | $ 760,000 |

| June 30, | 2003 | 2002 |
|---|---|---|
| Revenues | $ 55,000 | $ 1,648,000 |
| Expenses | (55,000) | $ (1,981,000) |
| Income tax benefit | - | 128,000 |
| (Loss) from discontinued operations | $ - | $ (205,000) |

**13. Segment Information**

The Company's reportable segments are strategic businesses that offer different products and services. They are managed separately because each business requires different technology and marketing strategies.

Steiner-Atlantic Corp., Steiner-Atlantic Brokerage Corp. and DRYCLEAN USA Development Corp., wholly-owned subsidiaries of the Company, comprise the commercial and industrial laundry and dry cleaning equipment segment. Steiner-Atlantic Corp. is a supplier of dry cleaning equipment, industrial laundry equipment and steam boilers to customers in the United States, the Caribbean and Latin American markets. Steiner-Atlantic Brokerage Corp. acts as a business broker to assist others seeking to buy or sell existing dry cleaning and coin laundry businesses. DRYCLEAN USA Development Corp. develops turn-key dry cleaning establishments for resale to third parties.


MULTI-JET
MJ 350

*New Multi-Jet™ Dry Cleaning Machine*

DRYCLEAN USA License Corp. is the license and franchise operations segment.

The Company primarily evaluates the operating performance of its segments based on the categories noted in the table below. The Company has no sales between segments.

Financial information for the Company's business segments is as follows:

| Year ended June 30, | 2003 | 2002 |
|---|---|---|
| Revenues: | | |
| Commercial and industrial laundry and dry cleaning equipment | $ 13,980,780 | $ 13,947,851 |
| License and franchise operations | 336,668 | 340,653 |
| Total revenues | $ 14,317,448 | $ 14,288,504 |
| Operating income (loss): | | |
| Commercial and industrial laundry and dry cleaning equipment | $ 1,013,611 | $ 869,397 |
| License and franchise operations | 112,893 | 157,668 |
| Corporate | (250,444) | (208,900) |
| Total operating income | $ 876,060 | $ 818,165 |
| Identifiable assets: | | |
| Commercial and industrial laundry and dry cleaning equipment | $ 5,498,438 | $ 5,585,225 |
| License and franchise operations | 759,750 | 789,179 |
| Corporate | 737,454 | 778,333 |
| Assets of discontinued operations | - | 760,000 |
| Total assets | $ 6,995,642 | $ 7,912,737 |

For the years ended June 30, 2003 and 2002, export revenues, principally to the Caribbean and Latin America, aggregated approximately $2,720,000 and $2,206,000, respectively of which, approximately $2,596,000 and $2,081,000 for years ended June 30, 2003 and 2002, respectively, related to the commercial and industrial laundry and dry cleaning equipment segment. All such sales are denominated in U.S. Dollars and accordingly the Company is not exposed to risks of foreign currency fluctuations as a result of such sales.

No single customer accounted for more than 10% of the Company's revenues in 2003 and 2002.

# Report of Independent Certified Public Accountants

Board of Directors and Shareholders
DRYCLEAN USA, Inc.
Miami, Florida

We have audited the accompanying consolidated balance sheets of DRYCLEAN USA, Inc. and subsidiaries as of June 30, 2003 and 2002, and the related consolidated statements of operations, shareholders' equity and cash flows for the years then ended. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of DRYCLEAN USA, Inc. and subsidiaries as of June 30, 2003 and 2002, and the consolidated results of their operations and their cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Miami, Florida
September 10, 2003

BDO Seidman, LLP
BDO Seidman, LLP


8871 CORAL WAY
223-1884
DRYCLEAN USA
"QUALITY WORK"
"EXCELLENT SERVICE"
ALL WORK DONE ON PREMISES
EXPERT ALTERATIONS
LEATHER / SUEDE
SAME DAY SERVICE
223-1884
FREE PICK-UP & DELIVERY

# Corporate Information
# Directors

William K. Steiner
*Chairman of the Board of Directors*

Michael S. Steiner
*President & Chief Executive Officer*

Venerando J. Indelicato
*Treasurer & Chief Financial Officer*

Lloyd Frank
*Jenkins & Gilchrist, Parker Chaplin LLP*

Stuart Wagner
*Consultant*

David Blyer
*Consultant*

Alan M. Grunspan
*Kaufman Dickstein & Grunspan, P.A., Attorneys*

# Officers

William K. Steiner
*Chairman*

Michael S. Steiner
*President & Chief Executive Officer*

Venerando J. Indelicato
*Treasurer & Chief Financial Officer*

Lloyd Frank
*Secretary*

Alan M. Grunspan
*Assistant Secretary*

# Independent Certified Public Accountants

BDO Seidman, LLP
*Miami, FL*

# Registrar & Transfer Agent

Registrar & Transfer Co.
*Cranford, NJ*

# General Counsel

Jenkins & Gilchrist, Parker Chaplin LLP
*New York, NY*

*Forward Looking Statements*

*Certain statements in this Report are "forwardlooking statements" within the meaning of the Private Securities Litigation Reform Act of 1995 (the "Reform Act"). When used in this Report, words such as "may," "should," "seek," "believe," "expect," anticipate," "estimate," "project," "intend," "strategy" and similar expressions are intended to identify forwardlooking statements regarding events, conditions and financial trends that may affect the Company's future plans, operations, business strategies, operating results and financial position. Forward-looking statements are subject to a number of known and unknown risks and uncertainties that may cause actual results, trends, performance or achievements of the Company, or industry trends and results, to differ materially from the future results, trends, performance or achievements expressed or implied by such forward-looking statements. Such risks and uncertainties include, among others: general economic and business conditions in the United States and other countries in which the Company's customers are located; industry conditions and trends, including supply and demand; changes in business strategies or development plans; the availability, terms and deployment of debt and equity capital; technology changes; competition and other factors which may affect prices which the Company may charge for its products and its profit margins; the availability and cost of the equipment purchased by the Company; relative values of the United States currency to currencies in the countries in which the Company's customers, suppliers and competitors are located; changes in, or the failure to comply with, government regulation, principally environmental regulations; and the Company's ability to successfully introduce, market and sell at acceptable profit margins its new Multi-Jet™ and Green Jet® cleaning machines. These and certain other factors are discussed in this Report and from time to time in other Company reports filed with the Securities and Exchange Commission. The Company does not assume an obligation to update the factors discussed in this Report or such other reports.*

## Other Available Information

A copy of the Company's Annual Report on Form 10-KSB for the year ended June 30, 2003, as filed with the Securities and Exchange Commission, is available, without charge, to interested stockholders upon a written request therefor to:

DRYCLEAN USA, Inc.
290 N. E. 68th Street
Miami, FL 33138
Att: Investor Relations Dept.
E-mail: ir@drycleanusa.com

Internet Site
The Company's site at www.drycleanusa.com offers information about the Company, including its most recent quarterly results and news releases.

## *DRYCLEAN USA, Inc.*

290 N.E. 68th Street • Miami, FL 33138 • (305) 754-4551

www.drycleanusa.com